Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Strike Notice Prompts Shutdown of McArthur River and Key Lake Operations

Saskatoon, Saskatchewan, Canada, August 27, 2014 . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that, in response to receiving strike notice from the United Steelworkers Local 8914, the company initiated a shutdown of its McArthur River mine and Key Lake mill operations and will cease production at those sites.

The union has advised Cameco of its intention to commence strike action, effective 12:01 a.m. on August 30, 2014. In response to the strike notice, Cameco issued a lockout notice effective 12:01 a.m. on August 30, 2014 to assure a safe and orderly shutdown of its facilities. Cameco is continuing to meet with the union during the 72-hour notice period.

The work stoppage involves approximately 535 unionized employees at the two operations. Contract negotiations began in November 2013. The previous four-year contract expired December 31, 2013. In July, the company and union jointly applied for conciliation under the Canada Labour Code.

A labour disruption is not expected to affect the company’s 2014 uranium delivery commitments to customers. Cameco may draw on a variety of supply sources including primary production, and existing purchase commitments and inventories.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” with the meaning of Canadian and U.S. securities laws. These include our expectation that a labour disruption is not expected to affect the company’s 2014 uranium delivery commitments to customers. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that: our uranium suppliers fulfill their delivery commitments; our other operating sites achieve planned production; we obtain or maintain necessary permits and approvals from government authorities; and production from our other operating sites or our deliveries, including from inventory, are not disrupted or reduced as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, lack of supplies, equipment failures or other causes. This forward-looking information also involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks that: our uranium suppliers fail to fulfill delivery commitments; any of our other operating sites do not achieve planned production; we cannot obtain or maintain necessary permits and approvals from government authorities; and natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, lack of supplies, equipment failures or other causes disrupt or reduce production from our other operating sites or our deliveries, including from inventory. Please also see our most recent annual information form, annual MD&A and quarterly MD&A for other risks and assumptions relevant to the forward-looking information in this news release. We are providing this forward-looking information to help you understand management’s views regarding the impact of the labour disruption at the McArthur River mine and Key Lake mill on the company’s 2014 uranium commitments to its customers and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190